SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            Form 11-K



(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

       For the fiscal year ended November 30, 1993

                               OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

       For the transition period from ________ to _________

       Commission File Number 33-_______

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


    Worthington Industries, Inc. Deferred Profit Sharing Plan


  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Worthington Industries, Inc.
                    1205 Dearborn Drive
                    Columbus, OH  43085-4769





                    Exhibit Index on Page 20
                       Page 1 of 21 Pages

                      REQUIRED INFORMATION



       The following financial statements and schedules for the Worthington Industries, Inc. Deferred Profit Sharing Plan are being filed herewith:

Description                                          Page No.

     Report of Independent Public Accountants           5

     Statements of Net Assets Available for Plan
      Benefits as of November 30, 1993 and 1992         6

     Statements of Changes in Net Assets Available
      For Plan Benefits for the years ended
      November 30, 1993, 1992 and 1991                  7

     Notes to Financial Statements                     10

     Schedules of Assets Held for Investment-
      -November 30, 1993 and 1992                      14



         The following exhibit is being filed herewith:


Exhibit No.    Description                        Page No.

  23            Consent of Independent
               Public Accountants                   20


                           SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           WORTHINGTON INDUSTRIES, INC.
                           DEFERRED PROFIT SHARING PLAN



                           By:/s/Thomas L. Hockman
Date:  March 6, 1995          Thomas L. Hockman, Secretary
                              of the Fund Committee which
                              administers the Worthington
                              Industries Deferred Profit
                              Sharing Plan


                  WORTHINGTON INDUSTRIES, INC.
                  DEFERRED PROFIT SHARING PLAN
                   ANNUAL REPORT ON FORM 11-K
             FOR FISCAL YEAR ENDED NOVEMBER 30, 1993
                  INDEX TO FINANCIAL STATEMENTS
Description                                            Page No.
  Report of Independent Public Accountants                5
  Statements of Net Assets Available for Plan
     Benefits as of Nov. 30, 1993 and 1992                6
  Statements of Changes in Net Assets Available
     For Plan Benefits for the years ended
     Nov. 30, 1993, 1992 and 1991                         7
  Notes to Financial Statements                          10

  Schedules of Assets Held for Investment
     Nov. 30, 1993 and 1992                               14

                  INDEPENDENT AUDITOR'S REPORT




The Worthington Industries, Inc.
Deferred Profit Sharing Plan



     We have audited the accompanying statement of net assets available for benefits, including the schedule of investments, of The Worthington Industries, Inc. Deferred Profit Sharing Plan as of November 30, 1993, and 1992, and the related statements of changes in net assets available for benefits for each of the three years in the period ending November 30 1993, 1992 and 1991. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 1993, and 1992,. and the changes in net assets available for benefits for each of the three years in the period ended November 30, 1993, 1992 and 1991, in conformity with generally accepted account principles.


/s/Hirth Norris & Graul
Hirth Norris & Graul

Grove City, Ohio
March 6, 1995
                        THE WORTHINGTON INDUSTRIES, INC.
                          DEFERRED PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           NOVEMBER 30, 1993 AND 1992

                                 November 30, 1993                         November 30, 1992
                               General    Designated     Income                General        Designated       Income
                                Fund         Fund         Fund      Total        Fund            Fund           Fund           Total

Investments, at fair
 value--Note D
  United States Government
    Securities          $  9,834,938                          $  9,834,938   $5,959,532                                  $5,959,532
  Common stock of
   Worthington Ind.                   $74,908,125               74,908,125                $64,350,000                    64,350,000
  Other common stocks     28,483,383                            28,483,383   27,226,111                                  27,226,111
  Society Bank fixed
   income fund             3,828,833               $5,168,764    8,997,597    3,609,352                   $3,533,838      7,143,190
  Helmsman Prime
   Obligations                                                                5,738,872     1,068,842         11,149      6,818,863
  One Group Prime Money
   Market Fund             2,568,768       99,378      34,776    2,702,922
  Other investments          154,194                               154,194      159,382                                     159,382
       TOTAL INVESTMENTS  44,870,116   75,007,503   5,203,540  125,081,159   42,693,249    65,418,842       3,544,987   111,657,078

Receivables
  Contribution receivable
   from Worthington
   Industries, Inc.          462,198      370,111                  832,309      448,154       340,085                       788,239
  Contribution receivable
   from employees            585,840                               585,840      554,606                       554,606
  Due to (from) related
   fund(s)                 1,490,000   (1,490,000)
       TOTAL RECEIVABLES   2,538,038   (1,119,889)               1,418,149    1,002,760       340,085                     1,342,845

Cash                          14,026           44                   14,070

Accrued investment
   income (expense)          258,515      (11,878)         124     246,761      218,803         2,395            44         221,242
       TOTAL ASSETS       47,680,695   73,875,780    5,203,664 126,760,139   43,914,812    65,761,322       3,545,031   113,221,165

LIABILITIES

Accrued expenses              5,470        4,579         267       10,316        5,069         3,817             266         9,152

NET ASSETS AVAILABLE FOR
  BENEFITS            $  47,675,225  $73,871,201  $5,203,397 $126,749,823    $43,909,743 $65,757,505    $  3,544,765  $113,212,013


The accompanying notes are an integral part of the financial statements.



                THE WORTHINGTON INDUSTRIES, INC.
                  DEFERRED PROFIT SHARING PLAN
   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        NOVEMBER 30, 1993



                                       November 30, 1993


                                        General      Designated        Income        Fund
                                         Fund           Fund            Fund        Total
ADDITIONS

Investment income
  Interest                               $973,202        $17,420        $265,123    $1,255,745
  Dividends                             1,024,430      1,458,600                     2,483,030
                                        1,997,632      1,476,020         265,123     3,738,775
Contributions
  Contributions from Worthington Ind.   2,131,442      1,693,004                     3,824,446
  Voluntary participant contributions     844,412                                      844,412
                                        2,975,854      1,693,004                     4,668,858
     TOTAL ADDITIONS                    4,973,486      3,169,024         265,123     8,407,633

DEDUCTIONS

Benefits paid to plan participants
  and beneficiaries                     1,671,357      5,172,266         165,208     7,008,831
Administrative expense                     31,017         27,076           1,645        59,738
     TOTAL DEDUCTIONS                   1,702,374      5,199,342         166,853     7,068,569

Net realized and unrealized appreciation
  in fair value of investments            749,371     11,449,375                    12,198,746
Transfers between funds                  (255,001)    (1,305,361)      1,560,362
     NET INCREASES (DECREASES)          3,765,482      8,113,696       1,658,632    13,537,810

Net assets available for
  benefits at beginning of year        43,909,743     65,757,505       3,544,765   113,212,013

NET ASSETS AVAILABLE FOR
BENEFITS                            $  47,675,225   $ 73,871,201     $ 5,203,397 $ 126,749,823




  The accompanying notes are an integral part of the financial statements.



                THE WORTHINGTON INDUSTRIES, INC.
                  DEFERRED PROFIT SHARING PLAN
   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        NOVEMBER 30, 1992




                                       November 30, 1992


                                        General       Designated       Income        Fund
ADDITIONS                                 Fund           Fund           Fund         Total

Investment income
  Interest                              $997,269       $14,193        $211,260     $1,222,722
  Dividends                              966,471     1,385,100                      2,351,571
                                       1,963,740     1,399,293         211,260      3,574,293

Contributions
  Contributions from Worthington Ind.  1,686,911     1,308,906                      2,995,817
  Voluntary participant contributions    728,248                                    728,248
                                       2,415,159     1,308,906                      3,724,065
     TOTAL ADDITIONS                   4,378,899     2,708,199         211,260      7,298,358

DEDUCTIONS

Benefits paid to plan participants
  and beneficiaries                    1,817,089     2,188,708         754,055      4,759,852
Administrative expense                    28,451        22,265           1,656         52,372
     TOTAL DEDUCTIONS                  1,845,540     2,210,973         755,711      4,812,224

Net realized and unrealized appreciation
  in fair value of investments         4,524,659     6,016,875          19,573     10,561,107
Transfers between funds                 (356,963)     (622,904)        979,867
     NET INCREASES (DECREASES)         6,701,055     5,891,197         454,989     13,047,241

Net assets available for
  benefits at beginning of year       37,208,688    59,866,308       3,089,776    100,164,772

NET ASSETS AVAILABLE FOR
BENEFITS                           $  43,909,743   $65,757,505      $3,544,765   $113,212,013









  The accompanying notes are an integral part of the financial statements.


                THE WORTHINGTON INDUSTRIES, INC.
                  DEFERRED PROFIT SHARING PLAN
 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        NOVEMBER 30, 1991





                                    November 30, 1991


                                      General         Designated       Income         Fund
ADDITIONS                              Fund              Fund            Fund         Total

Investment income
  Interest                          $1,187,428        $  19,133      $  209,192     $1,415,753
  Dividends                            813,222        1,249,000                      2,062,222
                                     2,000,650        1,268,133         209,192      3,477,975

Contributions
  Contributions from
  Worthington Ind.                   1,405,494        1,091,821                      2,497,315
  Voluntary participant
   contributions                       639,632                                         639,632
                                     2,045,126        1,091,821                      3,136,947
     TOTAL ADDITIONS                 4,045,776        2,359,954         209,192      6,614,922

DEDUCTIONS

Benefits paid to plan participants
  and beneficiaries                  1,792,257        2,299,401         389,392      4,481,050
Administrative expense                  26,951           21,079           1,977         50,007
     TOTAL DEDUCTIONS                1,819,208        2,320,480         391,369      4,531,057

Net realized and unrealized appreciation
  (depreciation) in fair value of
  investments                        3,443,204       19,112,500                     22,555,704
Transfers between funds                313,649       (1,406,820)      1,093,171
     NET INCREASES (DECREASES)       5,983,421       17,745,154         910,994     24,639,569

Net assets available for plan
  benefits at beginning of year     31,225,267       42,121,154       2,178,782     75,525,203

NET ASSETS AVAILABLE FOR
PLAN BENEFITS                      $37,208,688    $  59,866,308      $3,089,776   $100,164,772







  The accompanying notes are an integral part of the financial statements.


                THE WORTHINGTON INDUSTRIES, INC.
                  DEFERRED PROFIT SHARING PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   NOVEMBER 30, 1993 AND 1992

NOTE A - SIGNIFICANT ACCOUNTING POLICIES
     The accounting records of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the Plan) are maintained on the accrual basis.
     Marketable securities are included in the financial statements at their fair market value based on published market prices at the statement date.
     Realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold. Unrealized appreciation in the fair value of investments is the net change in the difference between fair value and the cost of investments. These gains or losses and net changes in the differences between fair value and the cost of investments are reflected in the statement of changes in net assets available for plan benefits as net realized and unrealized appreciation in fair value of investments.
NOTE B - DESCRIPTION OF THE PLAN
     The Plan is a defined contribution plan covering substantially all fulltime employees of Worthington Industries, Inc. and subsidiaries (the Company) who meet certain requirements as to age (18) and length of service (one year), except for those employees whose benefits are subject to or covered by a collective bargaining agreement or union contract. The Plan provides retirement, death and disability benefits. See Note C.
     The assets of the Plan are maintained in three investment funds. The General Fund is comprised of money market instruments and various marketable securities, and the Designated Fund is limited primarily to common stock of the Company. The Income Fund is designed to accept transfers from the General and Designated Funds for participants who are nearing retirement age and desire to minimize market risk. This Fund includes investments in short-term interest bearing instruments.
     The Company makes quarterly contributions of 2-1/2% (or other percentages as specified by the Plan adoption agreements of certain subsidiaries) of its net operating income before cash profit sharing, bonuses, contributions to the Plan and provision for federal income taxes. The Company may make additional contributions subject to restrictions defined in the Plan agreement. Participants may designate up to 50% of their Company contribution for the Designated Fund. Participants may also make voluntary contributions to the Plan. Subject to approval of the Fund Committee, these voluntary contributions are available for withdrawal upon request of the participant.
     The Plan provisions give the Company the right to discontinue its contributions at any time and terminate the Plan. In the event of termination of the Plan, participants shall acquire nonforfeitable interests in amounts then credited to their accounts.
                   THE WORTHINGTON INDUSTRIES, INC.
                     DEFERRED PROFIT SHARING PLAN
                     NOTES TO FINANCIAL STATEMENTS
                      NOVEMBER 30, 1993 AND 1992

NOTE C - BENEFITS
     Upon retirement, death or disability, the book value of a participant's account is paid to the participant or to his or her beneficiary. Upon termination, only the vested portion of a participant's account is subject to distribution ranging from 20% after three years of credited service to 100% after seven or more years of credited service. The vested portion of a terminated participant's account (who has not reached retirement age at the date of termination) is generally subject to distribution after a five year waiting period and such distribution may be deferred until the participant reaches retirement age at the option of the Fund Committee. Accordingly, net assets included approximately $5,757,737 and $4,068,804 at November 30, 1993 and 1992, respectively, for benefits which will become distributable to terminated employees in future years. Forfeitures resulting from terminations of employees who are not fully vested are allocated to other participants after there has been a one year break in service.
NOTE D - INVESTMENTS
     The Plan's investments are maintained in an unsecured bank-administered trust fund. The cost of investments at November 30, 1993 and 1992 was as follows:


                                              1993           1992
General Fund:
     United States Government Securities $9,591,223    $ 5,726,110
     Other common stocks                 21,131,643     18,807,278
     Society Bank Fixed Income Fund       3,828,833      3,609,352
     Helmsman Prime Obligations                          5,738,872
     One Group Prime Money Market Fund    2,568,768
     Other investments                      251,839        285,103
                                         37,372,306     34,167,115
  Designated Fund:
     Common stock of Worthington
       Industries, Inc.                   3,624,516      3,662,076
     Helmsman Prime Obligations                          1,068,842
     One Group Prime Money Market Fund       99,378
                                          3,723,894      4,730,918
  Income Fund:
     Society Bank Fixed Income Fund       5,168,764      3,533,838
     Helmsman Prime Obligations                             11,149
     One Group Prime Money Market Fund       34,776

                                          5,203,540      3,544,987

                                       $ 46,299,740    $42,443,020


                THE WORTHINGTON INDUSTRIES, INC.
                  DEFERRED PROFIT SHARING PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   NOVEMBER 30, 1993 AND 1992

NOTE D - INVESTMENTS (Continued)
  During 1993 and 1992, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:



                                  Year ended November 30

                                      1993                            1992
                            Net                              Net
                        Appreciation                     Appreciation
                       (Depreciation)   Fair Value      (Depreciation)   Fair Value
                       in Fair Value      at end        in Fair Value      at end
                        During Year       of Year        During Year       of Year

United States Gov't
 Securities               $ 7,819       $9,834,938       $  (81,645)      $  5,959,532
Other common stocks       713,076       28,483,383        4,585,965         27,226,111
Society Bank Fixed
 Income Fund                             3,828,833                           3,609,352
Helmsman Prime Obligations                                                   5,738,872
One Group Prime Money
 Market Fund                             2,568,768
Other investments          28,476          154,194           20,339            159,382

                          749,371       44,870,116        4,524,659         42,693,249

Designated Fund:
Common stock of
 Worthington
 Industries Inc.       11,449,375       74,908,125        6,016,875         64,350,000
Helmsman Prime Obligation                                                    1,068,842
One Group Prime Money
 Market Fund                                99,378
                       11,449,375       75,007,503        6,016,875         65,418,842

Income Fund:
Society Bank Fixed
 Income Fund                             5,168,764           19,573          3,533,838
Helmsman Prime Obligations                                                      11,149
One Group Prime Money
 Market Fund                                34,776
                                         5,203,540           19,573          3,544,987

                        12,198,746   $ 125,081,159      $10,561,107       $111,657,078



  Net realized gains on investments of $2,631,385 and $1,966,150 for the years ended November 30, 1993 and 1992 respectively have been combined with net appreciation (depreciation) in fair value of investments and are included above and in net realized and unrealized appreciation in fair value of investments in the statement of changes in net assets available for plan benefits.
  Individual investments that represent 5% or more of the Plan's net assets at November 30, 1993 are common stock of Worthington Industries, Inc. and the investment in the Society Bank Fixed Income Fund

                   THE WORTHINGTON INDUSTRIES, INC.
                     DEFERRED PROFIT SHARING PLAN
                     NOTES TO FINANCIAL STATEMENTS
                      NOVEMBER 30, 1993 AND 1992



NOTE E - TRANSACTIONS WITH PARTIES-IN-INTEREST

     At November 30, 1993 and 1992, the Plan owned 4,342,500 shares ($74,908,125 market value) and 2,925,000 shares ($64,350,000 market value) respectively of the common stock of Worthington Industries. Dividend income on these shares was $1,458,600 in 1993 and $1,385,100 in 1992.
     During the year the Plan sold 30,000 shares of Worthington Industries stock for $891,250 which cost $37,560 resulting in a realized gain of $853,690.

NOTE F - INCOME TAX STATUS
     The Plan has received a favorable determination from the Internal Revenue Service as to the federal income tax status of the Plan, as amended and restated as of December 1, 1986. Accordingly, no federal income taxes have been provided for the Plan.



                      THE WORTHINGTON INDUSTRIES, INC.
                        DEFERRED PROFIT SHARING PLAN
                         ASSETS HELD FOR INVESTMENT
                              NOVEMBER 30, 1993

                                              Number of
                                               Shares/
                                              Principal                      Fair
Description                                    Amount           Cost         Value
GENERAL FUND:

United States Government Securities
  Federal Home Loan Mortgage Corp. Deb.
    6.180%, due November 18, 1997         $  250,000       $   250,430     $259,297
  Federal National Mortgage Assoc.
    5.35%, due August 12, 1998               750,000           753,928      749,767
  Federal Home Loan Mortgage Corp. Deb.
    5.940%, due September 21, 1999         1,000,000           986,475    1,004,680
  Federal National Mortgage Assoc.
    5.250%, due March 25, 1998               750,000           747,366      750,232
  Federal National Mortgage Assoc.
    8.45%, due October 21, 1996            1,000,000           985,752    1,100,310
  Federal National Mortgage Assoc.
    8.9%, due August 10, 1994              1,250,000         1,243,015    1,295,312
  Federal National Mortgage Assoc.
    6.05%, due January 12, 1998            1,000,000         1,015,069    1,031,880
  Federal National Mortgage Assoc.
    6.10%, due February 10, 2000             400,000           411,362      413,252
  Government National Mortgage
    Assoc., guaranteed pass
    through certificate, 7%
    due Sept. 15, 2007                       119,118           121,575      122,617
  Government National Mortgage
    Assoc., guaranteed pass
    through certificate, single
    family, 7% due Sept. 15, 2007            356,895           364,256      367,377
  Government National Mortgage
    Assoc., guaranteed pass
    through certificate, 7%
    due August 15, 2007                       23,090            23,566       23,769
  Government National Mortgage
    Assoc., guaranteed pass
    through certificate, 7%
    due September 15, 2007                   417,575           426,187      429,839
  United States Treasury Notes
    5.50%, due April 15, 2000              1,750,000         1,762,591    1,763,948
  United States Treasury Notes
    6.00%, due December 31, 1997             250,000           249,840      259,845
  United States Treasury Notes
    6.375%, due July 15, 1999                250,000           249,811      262,813
                                                            $9,591,223   $9,834,938

Other Common Stocks
  Akzo NV                                     20,000           577,700      925,000
  Alliant Computer Systems Corp.                   8               132            0
  American Home Products Corp.                13,000           568,021      814,125
  Banta Corp.                                 15,000           525,550      476,250


                      THE WORTHINGTON INDUSTRIES, INC.
                        DEFERRED PROFIT SHARING PLAN
                         ASSETS HELD FOR INVESTMENT
                              NOVEMBER 30, 1993

                                    Number of
                                     Shares/
                                    Principal                      Fair
Description                          Amount           Cost         Value

Other Common Stocks (Cont.)
  Capital Holding Corp. DEL         18,000      511,575     688,500
  Cincinnati Financial Corp.        20,000      516,829   1,040,000
  Cincinnati Gas & Electric Co.     30,000      724,562     806,250
  Dow Chemical Co.                  20,000    1,144,050   1,162,500
  Fisher Scientific Intl. Inc.      30,000      938,443   1,020,000
  General Electric Co.              17,500      581,998   1,721,563
  Glaxo Holdings PLC                30,000      606,805     603,750
  GTE Corp.                         36,000      518,662   1,341,000
  Hanson PLC                        55,000      962,885   1,155,000
  Hewlett Packard Co.               14,000    1,055,362   1,032,500
  Huntington Banc Shares Inc.       41,905      380,449     958,577
  Mobil Corp.                       14,000      748,565   1,069,250
  National Fuel Gas Co.             30,000    1,031,384   1,001,250
  Nationsbank Corp.                 15,000      576,475     706,875
  New England Business Service,
    Inc.                            30,000      531,900     506,250
  Northern States Power Co.         20,000      541,499     845,000
  Penney JC, Inc.                   21,000      988,636   1,120,875
  Philip Morris Companies Inc.      12,500      271,434     700,000
  Potlatch Corp.                    20,000      709,646     937,500
  Price T. Rowe Assoc. Inc.         11,000      529,375     660,000
  Public Service Enterprise
    Group Inc.                      27,500      798,665     890,312
  Raven Industries Inc.             18,000      155,590     364,500
  Royal Dutch Petroleum Co.         12,000      590,870   1,212,000
  Schlumberger Ltd.                 15,000      861,830     862,500
  Society Corp.                     30,000      816,000     862,500
  Texaco Inc.                       15,000      941,455     961,875
  Textron Inc.                      20,000      665,483   1,102,500
  US West Inc.                      20,000      758,613     935,000
  Xidex Corp. Warrants                 724        1,200         181
                                             21,131,643  28,483,383

Society Bank Fixed Income Fund                3,828,833   3,828,833

One Group Prime Money Market Fund             2,568,768   2,568,768

Other Investments
  Limited Partnership
    Cardinal Development Capital
    Fund I                        $  51,550     151,839      59,194
  Corporate Bonds
    Perry Drug Store, convertible
      subordinated debentures, 8.5%,
      due September 15, 2010       100,000      100,000      95,000
                                                251,839     154,194

Total - General Fund                         37,372,306  44,870,116


                      THE WORTHINGTON INDUSTRIES, INC.
                        DEFERRED PROFIT SHARING PLAN
                         ASSETS HELD FOR INVESTMENT
                              NOVEMBER 30, 1993




                                          Number of
                                           Shares/
                                          Principal                         Fair
Description                                Amount           Cost            Value

DESIGNATED FUND:


One Group Prime Money Market Fund                          99,378           99,378
Common stock of Worthington Ind.         4,342,500      3,624,516       74,908,125

Total - Designated Fund                                 3,723,894       75,007,503

INCOME FUND:

Society Bank Fixed Income Fund                          5,168,764        5,168,764
One Group Prime Money Market Fund                          34,776           34,776

Total - Income Fund                                     5,203,540        5,203,540

          TOTAL INVESTMENTS                           $46,299,740     $125,081,159




                    THE WORTHINGTON INDUSTRIES, INC.
                      DEFERRED PROFIT SHARING PLAN
                       ASSETS HELD FOR INVESTMENT
                            NOVEMBER 30, 1992


                                                   Number of
                                                    Shares/
                                                   Principal                    Fair
Description                                          Amount          Cost      Value

GENERAL FUND:

United States Government Securities
  Federal Home Loan Mortgage Corp. Deb.
    6.180%, due November 18, 1997              $    250,000       $ 250,430     $246,408
  Federal Home Loan Bank Bonds
    8.8%, due October 25, 1993                    1,000,000         986,056    1,042,188
  Federal National Mortgage Assoc.
    7.75%, due November 10, 1993                    500,000         473,175      516,875
  Federal National Mortgage Assoc.
    7.9%, due March 10, 1993                        750,000         764,631      758,203
  Federal National Mortgage Assoc.
    8.45%, due October 21, 1996                   1,000,000         985,752    1,076,563
  Federal National Mortgage Assoc.
    8.9%, due August 10, 1994                     1,250,000       1,243,015    1,330,078
  Government National Mortgage
    Assoc., guaranteed pass
    through certificate, 9%,
    due April 15, 2001                                   20              20           21
  Government National Mortgage
    Assoc., guaranteed pass
    through certificate, 7%,
    due September 15, 2007                          124,202         126,763      122,571
  Government National Mortgage
    Assoc., guaranteed pass
    through certificate, single
    family, 7% due Sept. 15, 2007                   387,014        394,996       381,932
  Government National Mortgage
    Assoc., guaranteed pass
    through certificate, 7%
    due August 15, 2007                              24,692         25,202        24,368
  Government National Mortgage
    Assoc., guaranteed pass
    through certificate, 7%
    due Sept. 15, 2007                              466,450        476,070       460,325

                                                                $5,726,110    $5,959,532

Other Common Stocks
  Akzo NV                                            20,000        577,700       745,000
  Alliant Computer Systems Corp.                          8            132             6
  American Home Products Corp.                       13,000        568,021       926,250
  Ball Corp.                                         20,000        710,438       685,000
  Capital Holding Corp. DEL                           9,000        511,575       597,375
  Cincinnati Financial Corp.                         24,000        620,195     1,473,000
  Cincinnati Gas & Electric Co.                      20,000        724,562       727,500
  Clayton Homes, Inc.                                18,750        154,800       543,750



                   THE WORTHINGTON INDUSTRIES, INC.
                     DEFERRED PROFIT SHARING PLAN
                      ASSETS HELD FOR INVESTMENT
                           NOVEMBER 30, 1992

                                   Number of
                                    Shares/
                                   Principal                Fair
Description                          Amount      Cost      Value


Other Common Stocks (Cont.)
  Cooper Tire & Rubber Co.          45,000      376,588   1,485,000
  Dow Chemical Co.                  20,000    1,144,050   1,065,000
  General Electric Co.              17,500      581,998   1,456,875
  Glaxo Holdings PLC                20,000      366,380     485,000
  GTE Corp.                         36,000      518,662   1,237,500
  Hanson PLC                        40,000      684,760     730,000
  Huntington Banc Shares Inc.       38,096      380,454     771,444
  Kimberly Clark Corp.              14,000      661,310     847,000
  Legent Corp.                         471       12,566      23,668
  Mobil Corp.                       14,000      748,565     850,500
  Nationsbank Corp.                 15,000      576,475     755,625
  New England Business Service,
    Inc.                            20,000      351,000     385,000
  Northern States Power Co.         20,000      541,499     867,500
  Philip Morris Companies Inc.      22,000      477,725   1,751,750
  Potlatch Corp.                    18,000      616,016     832,500
  Public Service Enterprise
    Group Inc.                      27,500      798,665     807,812
  Raven Industries Inc.             18,000      155,590     319,500
  Royal Dutch Petroleum Co.         12,000      590,870     990,000
  Smithkline Beecham PLC            20,000      526,573     730,000
  Society Corp.                     15,000      816,000     933,750
  Tenneco Inc.                      20,000      930,298     695,000
  Texaco Inc.                       13,000      813,735     781,625
  Textron Inc.                      20,000      665,483     850,000
  US West Inc.                      18,000      666,233     677,250
  Woolworth Corp.                   35,000      937,160   1,198,750
  Xidex Corp. Warrants                 724        1,200         181
                                             18,807,278  27,226,111

Society Bank Fixed Income Fund                3,609,352   3,609,352

Helmsman Prime Obligations                    5,738,872   5,738,872

Other Investments
  Limited Partnership
    Cardinal Development Capital
    Fund I                       $  75,875      185,503      68,382
  Corporate Bonds
    Perry Drug Store, convertible
      subordinated debentures, 8.5%,
      due September 15, 2010     $ 100,000      100,000      91,000
                                                285,503     159,382

Total - General Fund                         34,167,115  42,693,249




                   THE WORTHINGTON INDUSTRIES, INC.
                     DEFERRED PROFIT SHARING PLAN
                      ASSETS HELD FOR INVESTMENT
                           NOVEMBER 30, 1992


                                    Number of
                                     Shares/
                                    Principal                    Fair
Description                          Amount           Cost       Value

DESIGNATED FUND:

Helmsman Prime Obligations                         1,068,842      1,068,842
Common stock of Worthington Ind.   2,925,000       3,662,076     64,350,000

Total - Designated Fund                            4,730,918     65,418,842

INCOME FUND:

Society Bank Fixed Income fund                     3,533,838      3,533,838
Helmsman Prime Obligations                            11,149         11,149

Total - Income Fund                                3,544,987      3,544,987

              TOTAL INVESTMENTS                  $42,443,020   $111,657,078





                  WORTHINGTON INDUSTRIES, INC.
                  DEFERRED PROFIT SHARING PLAN
                   ANNUAL REPORT ON FORM 11-K
             FOR FISCAL YEAR ENDED NOVEMBER 30, 1993


                        INDEX TO EXHIBITS



Exhibit No.    Description                        Page No.


  23           Consent of Independent
               Public Accountants                   21